The information contained in this Form 6-K is hereby incorporated by reference into the
Registrant’s Form F-3 (File No. 333-166309).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 20, 2011
Commission File Number: 001-32328
Mechel OAO
(Translation of registrant’s name into English)
RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)
Krasnoarmeyskaya 1,
Moscow 125993
Russian Federation
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURE
Exhibit 1.1

     Mechel OAO hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-166309).

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 20, 2011	By: Name:	/s/ Stanislav A. Ploshchenko Stanislav A. Ploshchenko
	Title:	Chief Financial Officer

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